Frost Brown Todd LLC

400 West Market Street, 32nd Floor

Louisville, Kentucky 40222

September 21, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attention:	Taylor Beech
Office of Trade & Services

Re:	Commonwealth Thoroughbreds LLC
Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed September 3, 2021
File No. 024-11130

Ladies and Gentlemen:

On behalf of Commonwealth Thoroughbreds LLC (“Commonwealth” or the “Company”), we hereby submit this response to the following comment in the letter from the Commission’s staff dated September 20, 2021.

Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A

General

1.

Your disclosure appears to suggest that sales of your Series OL2018 did not commence within two calendar days of that series' qualification date of March 30, 2020. In this regard, we note your disclosure on page 69 that "the commencement of the Series OL2018 offering [was] on May 1, 2020." To comply with Rule 251(d)(3)(i)(F) of Regulation A, you must commence the offering of each series you qualify within two calendar days of qualification. Commencing the offering of some of the qualified series while delaying the offering of others results in an impermissible delayed offering of the delayed series under Rule 251(d)(3)(i)(F). Please confirm that you will commence the offering of each series you qualify within two calendar days of qualification.

 Response:

Commonwealth Thoroughbreds LLC confirms that it will commence the offering of each series the Company qualifies within two calendar days of qualification.

Please call me at (502) 568-0277 if you have any questions or require any further information with respect to these matters.

Sincerely,

FROST BROWN TODD LLC

/s/ Alan K. MacDonald,

Member

Securities and Exchange Commission

cc:	Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC